Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of Sands China Ltd. (the “Company”) will be held at Dunhuang Ballroom, Level 4, Conrad Macao, Cotai Central, Sands Cotai Central, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 24, 2019 at 11:00 a.m. for the following purposes:

1.

To receive the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Directors”) of the Company and auditor for the year ended December 31, 2018.

2.	To declare a final dividend of HK$1.00 per share for the year ended December 31, 2018.

3.	(a) To re-elect Dr. Wong Ying Wai as executive Director;

(b)	To re-elect Ms. Chiang Yun as independent non-executive Director;

(c)	To re-elect Mr. Kenneth Patrick Chung as independent non-executive Director; and

(d)	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

4.	To re-appoint Deloitte Touche Tohmatsu as auditor and to authorize the Board to fix their remuneration.

To consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

5.	“THAT:

(a)

subject to item 5(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on another stock exchange on which the shares of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares of the Company to be repurchased pursuant to the mandate in item 5(a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution) and the said mandate shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles of Association”) or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

6.	“THAT:

(a)

subject to item 6(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period (as defined below) in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the mandate in item 6(a) above shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution), otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of options under and any issuance of shares of the Company pursuant to any equity award plan of the Company; and

(iii)

any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association.

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

7.

“THAT conditional upon the passing of resolutions set out in items 5 and 6 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 6 of the Notice be and is hereby extended by the addition to the aggregate number of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in resolution set out in item 5 of the Notice, provided that such number shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution).”

8.

“THAT subject to the approval by the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the ordinary share(s) of US$0.01 each in the capital of the Company which may fall to be issued and allotted, where applicable, in respect of the share options under the 2019 Equity Award Plan (the “2019 Equity Award Plan”, a copy of which is produced to the meeting marked “A” and signed by the Chairman of this meeting for the purpose of identification) of the Company, the 2019 Equity Award Plan be and is hereby approved and adopted by the Company and the Board be and are hereby authorized to grant share-based awards (including but not limited to options) and to allot, issue and deal with the shares in the Company pursuant to the grant, exercise, vesting, settlement or otherwise relating to any share options granted thereunder and to take such steps and do such acts and to enter into such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2019 Equity Award Plan.”

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, April 1, 2019

Notes:

1.

Resolutions at the meeting will be taken by poll (except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Articles of Association and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). The results of the poll will be published on the websites of the Stock Exchange and the Company.

2.

Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint another person as his proxy to attend and vote on his behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the above meeting. If more than one proxy is so appointed, the form of proxy for each appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent its appointor. A proxy or proxies representing either a shareholder who is an individual or a shareholder which is a corporation shall be entitled to exercise the same powers on behalf of the shareholder which he or they represent as such shareholder could exercise. Every shareholder present in person or by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, shall have one vote for every fully paid share of which he is the holder.

3.

In order to be valid, the completed and signed form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be delivered to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 22, 2019 (or if the meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned meeting). Completion and delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

4.

For determining the entitlement to attend and vote at the above meeting, the register of members of the Company will be closed from Tuesday, May 14, 2019 to Friday, May 24, 2019, both dates inclusive, during which period no transfer of shares of the Company will be registered. Shareholders who are entitled to attend and vote at the above meeting are those whose names appear on the register of members of the Company on Tuesday, May 14, 2019. In order to be eligible to attend and vote at the above meeting, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Friday, May 10, 2019.

In the event that the Annual General Meeting is adjourned to a date later than May 24, 2019 because of bad weather or other reasons, the book closure period and record date for determination of entitlement to attend and vote at the Annual General Meeting will remain the same as stated above.

5.

The Board has recommended the payment of a final dividend of HK$1.00 per share for the year ended December 31, 2018 and, if such dividend is approved by the shareholders of the Company by passing resolution no. 2, it is expected to be paid on Friday, June 21, 2019, to those shareholders whose names appear on the Company’s register of members on Monday, June 3, 2019.

For determining the entitlement to the proposed final dividend, the register of members of the Company will be closed on Monday, June 3, 2019, on which date no transfer of shares of the Company will be registered. In order to qualify for the proposed final dividend, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Friday, May 31, 2019.

In the event that the Annual General Meeting is adjourned to a date later than May 24, 2019 because of bad weather or other reasons, the record date for determination of entitlement to the proposed final dividend will be deferred accordingly. Further details of the new record date will be announced in such circumstances.

6.

In relation to resolution no. 3, three retiring Directors will offer themselves for re-election. In accordance with Article 106(1) and (2) of the Articles of Association, Dr. Wong Ying Wai, Ms. Chiang Yun, and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

7.	Bad Weather Arrangements

If a typhoon warning signal no. 8 or above is hoisted in Macao at any time between 9:00 a.m. and 11:00 a.m. (Macao time) on the date of the Annual General Meeting, the Annual General Meeting will be automatically adjourned to a later date. When the date, time and location of the adjourned meeting has been fixed by the Directors, the Company will publish an announcement on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com) to notify shareholders of the date, time and location of the adjourned meeting.

The Annual General Meeting will be held as scheduled when a rainstorm warning signal is in force in Macao. Shareholders should in any event exercise due care and caution when deciding to attend the Annual General Meeting in adverse weather conditions.

As at the date of this announcement, the directors of the Company are:

Executive Directors:

Sheldon Gary Adelson

Wong Ying Wai

Non-Executive Directors:

Robert Glen Goldstein

Charles Daniel Forman

Independent Non-Executive Directors:

Chiang Yun

Victor Patrick Hoog Antink

Steven Zygmunt Strasser

Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.